UL 4-11-02

02021787

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39334

RECEIVED MAR 2 8 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dresdner Kleinwort Wasserstein, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Kingsbery (Chief Financial Officer) (212) 969-2795
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 1 2 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, James C. Kingsbery, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James C. Kingsbery
Chief Financial Officer

Subscribed & Sworn to before me
this 6th day of March, 2002

Notary Public

STEPHEN J. OBSTGARTEN
NOTARY PUBLIC, State of New York
No. 52-4636167
Qualified in Suffolk County
Commission Expires ~~March~~ AUG 30, ~~2002~~ 2002

DRESDNER KLEINWORT WASSERSTEIN, INC.
(formerly known as Wasserstein Perella & Co., Inc.)
(an indirect wholly owned subsidiary of
Dresdner Kleinwort Wasserstein Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholder of
Dresdner Kleinwort Wasserstein, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein, Inc. (formerly known as Wasserstein Perella & Co., Inc.) (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of this financial statement provides a reasonable basis for our opinion.

March 6, 2002

PricewaterhouseCoopers LLP

DRESDNER KLEINWORT WASSERSTEIN, INC.
(formerly known as Wasserstein Perella & Co., Inc.)
(an indirect wholly owned subsidiary of
Dresdner Kleinwort Wasserstein Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001
(Dollars in 000's)

ASSETS

Cash	$462,133
Accounts receivable, net	24,367
Deferred tax assets, net of a valuation allowance of $37,163	15,794
Premises and equipment, net of depreciation and amortization of $11,510	6,030
Due from affiliates	7,511
Other assets	3,264
Total assets	$519,099

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 1,952
Accrued compensation	190,503
Due to affiliates	131,728
Total liabilities	324,183
Total stockholder's equity	194,916
Total liabilities and stockholder's equity	$519,099

The accompanying notes are an integral part of this financial statement.

DRESDNER KLEINWORT WASSERSTEIN, INC.
(formerly known as Wasserstein Perella & Co., Inc.)
(an indirect wholly owned subsidiary of
Dresdner Kleinwort Wasserstein Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION:

Dresdner Kleinwort Wasserstein, Inc. (formerly known as Wasserstein Perella & Co., Inc.) (the "Company") is an indirect wholly owned subsidiary of Dresdner Kleinwort Wasserstein Group, Inc. (the "Parent"). The Company provides investment banking and strategic advisory services to a select client base. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Effective January 4, 2001, Dresdner Bank AG ("Dresdner") acquired the Parent. The Parent has become a wholly owned subsidiary of Dresdner.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Premises and equipment:

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation of furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of five years. Amortization of leasehold improvements is provided on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

Income taxes:

Current income taxes are provided at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for the temporary differences between the financial statement and tax bases of assets and liabilities.

The results of operations of the Company are included in the consolidated income tax returns filed by the Parent. The Company's tax provision is recorded on the basis of filing separate tax returns; tax benefits are recognized to the extent that it is more likely than not that they will be utilized in the consolidated tax returns of the Parent.

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 - PREMISES AND EQUIPMENT:

A summary of premises and equipment at December 31, 2001 is as follows:

Leasehold improvements	$ 9,435,000
Furniture and equipment	8,105,000
Total	17,540,000
Less: accumulated depreciation and amortization	11,510,000
Net book value	$ 6,030,000

NOTE 4 - INCOME TAXES:

Deferred income taxes arise due to temporary differences between the financial statement and tax bases of assets and liabilities. These temporary differences relate primarily to the Parent's deferred compensation agreements. At December 31, 2001, deferred tax assets totaled $52,957,000 against which a valuation reserve of $37,163,000 has been established. Net operating losses generated by the Company's operations have been purchased by the Parent. Any deferred tax assets and valuation reserves thereon, are recorded by the Parent.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

The Company's lease commitments for office space under operating leases having noncancelable lease terms in excess of one year provide for the following minimum annual rentals:

Year ending December 31,	
2002	$ 3,007,000
2003	2,964,000
2004	2,988,000
2005	2,207,000
2006	2,751,000
Thereafter through 2010	13,666,000
Total minimum lease payments	$27,583,000

The Company has been named as a defendant in legal actions arising in the ordinary course of its business. It is the opinion of management, based on consultation with counsel, that the ultimate outcome of all such litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 6 - TRANSACTIONS WITH AFFILIATED COMPANIES:

Due from/to affiliates:

Amounts represent short-term advances between the Company, the Parent and entities affiliated with the Company.

NOTE 7 - NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2001, the Company had net capital of $137,950,000 which exceeded the requirement of $21,612,000 by $116,338,000. The Company's ratio of aggregate indebtedness to net capital was approximately 2.35:1.